UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                                  GETTHERE INC.
            --------------------------------------------------------
                       (Name of Subject Company (issuer))

                           GetThere Acquisition Corp.
                           SABRE HOLDINGS CORPORATION
            --------------------------------------------------------
                      (Names of Filing Persons (Offerors))

                         COMMON STOCK, $0.0001 PAR VALUE
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    374266104
            --------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                           JAMES F. BRASHEAR, MD 4204,
                           4255 AMON CARTER BOULEVARD
                              FORT WORTH, TX 76155
                                 (817) 967-1273

            --------------------------------------------------------
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                CHARLES M. NATHAN
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                             NEW YORK, NY 10004-1980

                            Calculation of Filing Fee
            --------------------------------------------------------

           Transaction valuation*              Amount of filing fee
               $899,664,039.50                     $179,932.81
            --------------------------------------------------------

* For purposes of calculating amount of filing fee only. The amount assumes the purchase by GetThere Acquisition Corp. of 50,685,298 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of GetThere Inc. (the "Company"), at a purchase price in cash of $17.75 per share, representing all the Common Stock outstanding taking into account the conversion of any outstanding options or warrants.

     The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/x/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $179,932.81
     Form or Registration No.: Schedule TO
     Filing Parties: GetThere Acquisition Corp., Sabre Holdings Corporation Date Filed: September 11, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/  third-party tender offer subject to RULE 14d-1.

/ /  issuer tender offer subject to RULE 13e-4.

/ /  going-private transaction subject to RULE 13e-3.

/ /  amendment to Schedule 13D under RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

     This Amendment No. 4 filed on October 4, 2000, to the Schedule TO filed on September 11, 2000 (the "Schedule TO"), relates to the offer by GetThere Acquisition Corp., a Delaware corporation ("Offeror") and a wholly owned subsidiary of Sabre Holdings Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.0001 per share (the "Shares"), of GetThere Inc., a Delaware corporation (the "Company"), at a purchase price of $17.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, together with the Offer to Purchase, constitutes the "Offer".

ITEM 11.  ADDITIONAL INFORMATION.

     Item 11 of the Schedule TO is hereby amended and restated in its entirety as follows:

     On October 4, 2000, the Company, in cooperation with Parent, mailed a letter to certain employee stockholders of the Company which provided, among other things, procedures by which the stockholders could tender shares held for them by the Company in book entry form on the books of the Company. The full text of the letter is set forth in exhibit (a)(1)(J) and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

     Item 12 is hereby amended to add the following exhibit:

     (a)(1)(J)  Letter Sent to Certain Employee Stockholders on
October 4, 2000.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       SABRE HOLDINGS CORPORATION

                                       By: /s/ JEFFERY M. JACKSON
                                          -------------------------------

                                           Name:  Jeffery M. Jackson
                                           Title: Chief Financial Officer



                                       GETTHERE ACQUISITION CORP.

                                       By: /s/ JAMES E. MURPHY
                                          -------------------------------

                                          Name:  James E. Murphy
                                          Title: Treasurer